U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒  Form 1O-K   ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q   ☐  Form N-SAR

For Period Ended:   December 31, 2003

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Transition Report on Form 10-K

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Transition Report on Form 20-F

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Transition Report on Form 11-K

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Transition Report on Form 10-Q

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Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Kirshner Entertainment & Technologies, Inc.

Full Name of Registrant

HBOA Holdings, Inc.

Former Name if Applicable

5200 NW 33rd Avenue, Suite 214

Address of Principal Executive Office (Street and Number)

Ft. Lauderdale, FL 33309

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed.  (Check box, if appropriate)

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(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

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(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

The Registrant is unable to file its Annual Report on Form 10-KSB within the required period because its audited financial statements for the fiscal year ended December 31, 2003 have not been completed.

The Registrant expects that its operating expenses will increase by approximately 54% in fiscal 2003. The Registrant expects that its total operating expenses will be approximately $870,000 in fiscal 2003 compared to total operating expenses of $565,087 during fiscal 2002.

The Registrant will also take a charge for extraordinary items in the amount of approximately $260,000 in fiscal 2003, which represents the cost that the Registrant incurred when it abandoned its acquisitions of Paris Health Services and LexSys Software Corp. The Registrant did not take any charges for extraordinary items in fiscal 2002.

The Registrant also expects that its net loss will be approximately $840,000 during fiscal 2003 compared to a net loss of approximately $403,713 during fiscal 2002.

The Registrant has not finalized its audit for the fiscal 2003 and the numbers given in this Form 12b-25 are estimates only and may be different from the numbers that are contained in the Registrant’s audited financial statements for fiscal 2003.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification:

Harvey Judkowitz

(954) 938-8010

(Name)

(Area Code)(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12  months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes

☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes

☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attachment).

Kirshner Entertainment & Technologies, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2004

By:

/s/ HARVEY JUDKOWITZ

Interim Chief Financial Officer